Exhibit 99.1

(NASDAQ: ZKIN)

ZK International Announces $2 Million Contract with Huawei Technologies Co. Ltd.

WENZHOU, CHINA – October 16, 2017 – ZK International Group Co., Ltd. (NASDAQ: ZKIN) (“ZKIN”, “ZK International”, or the “Company”), a designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products for projects that require sophisticated water or gas pipeline systems, is pleased to announce that the Company has signed an initial pipeline infrastructure contract with Huawei Technologies Co. Ltd. (“Huawei”), a leading global information and communication technology solutions provider, for $2 million USD.

With the sharp rise in housing costs particularly in Shenzhen City of Guangdong Province, otherwise known as the ‘Silicon Valley’ of China, Huawei has allocated an estimated $2 Billion for the construction of housing facilities specifically for its employees. ZK International will be providing its patented water pipeline infrastructure for the development and renovation of the $1.516 Billion Dollar ‘Songshan Campus Employee Apartment Project’ and as well as renovation work on the $561 Million Dollar 'Suzhou Campus Project'. Along with supplying its proprietary piping material, ZK International will also be providing technical support for the apartments, office buildings and all other facilities associated with the build out.

Mr. Jiancong Huang, ZK International's Chief Executive Officer, stated, “We are proud to have a close working relationship with Huawei, one of the largest telecommunications equipment manufacturers in the world, as a Qualified Pipeline Supplier since 2014. Huawei has laid out a development plan to renovate and develop its 10 campuses over the next 3 years. As part of this growth in the build out of their infrastructure, it is anticipated their annual demand for pipeline will reach $10 Million. We are very excited to continue building our relationship with global and well respected brand like Huawei.”

About Huawei Technologies Co.

Huawei is a leading global information and communications technology (ICT) solutions provider. Driven by a commitment to sound operations, ongoing innovation, and open collaboration, they have established a competitive ICT portfolio of end-to-end solutions in telecom and enterprise networks, devices, and cloud technology and services. Huawei’s ICT solutions, products, and services are used in more than 170 countries and regions, serving over one-third of the world's population. With 180,000 employees, Huawei is committed to enabling the future information society, and building a Better Connected World.

About ZK International Group Co., Ltd.
ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the “Water Cube” and “Bird’s Nest”, which were venues for the 2008 Beijing Olympics. Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements.  Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are described more fully in ZK International’s registration statement on Form F-1 that was filed with the SEC.  Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Senior Vice President
PH: +1 (212) 896-1242
ZKInternational@KCSA.com